                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

               Under the Securities and Exchange Act of 1934

                     INTERNATIONAL LEISURE HOSTS, LTD.
                              (Name of Issuer)

                                COMMON STOCK
                        (Title of Class of Security)

                                 459759106
                               --------------
                               (CUSIP Number)

       ROBERT L. WALKER                      WITH A COPY TO:
       3207 EAST HARDY STREET                JAMES R. WALKER, ESQ.
       TEMPE, ARIZONA 85252                  1200 17TH STREET, SUITE 3000
       (602) 829-7600                        DENVER, CO 80202
                                             (303) 623-9000

            (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                             SEPTEMBER 30, 1997
             (Date of Event which Requires Filing of this Statement)

------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13-d-1(a) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

---------------------------                         ---------------------------
 CUSIP No.     459759106                                 PAGE 2 OF 6 PAGES
-------------------------------------------------------------------------------

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1  NAME OF REPORTING PERSON; S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              ROBERT L. WALKER; ###-##-####
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  / /
                                                                    (b)  / /
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*                                                       OO

-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                        / /

-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION                              ARIZONA

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  NUMBER OF
    SHARES         7  SOLE VOTING POWER                               67,381
 BENEFICIALLY     -------------------------------------------------------------
   OWNED BY        8  SHARED VOTING POWER
     EACH         -------------------------------------------------------------
  REPORTING        9  SOLE DISPOSITIVE POWER                          67,381
    PERSON        -------------------------------------------------------------
     WITH         10  SHARED DISPOSITIVE POWER                      404,2881
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY       471,699

-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                       / /

-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  67.92%

-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*                                              IN

-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

     This statement on Schedule 13D is filed on behalf of Robert L. Walker, an individual resident of the State of Arizona (the "Reporting Person") relating to transactions in the $.01 par value common stock issued by International Leisure Hosts, Ltd., a Wyoming corporation (the "Issuer").

ITEM 1.  SECURITY AND ISSUER:

         Security:    Common Stock, $.01 par value

         Issuer:      International Leisure Hosts, Ltd.
                      1702 East Highland, Suite 312
                      Phoenix, Arizona 85016

ITEM 2.  IDENTITY AND BACKGROUND.

     The identity and background of the Reporting Person is as follows:

     (1) The Reporting Person is Robert L. Walker, an individual and a resident of the State of Arizona. Mr. Walker's business office is located at 3207 East Hardy Street, Tempe, Arizona 85282. During the last five years, the Reporting Person has not been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person has used personal funds to acquire 67,381 shares of the Issuer's common stock for the sum of $500,000. In addition, the Reporting Person has conditionally agreed to use personal funds (up to an aggregate amount of $3,000,000) to acquire an additional 404,288 shares of
the Issuer's common stock.   If this acquisition is consummated, the
Reporting Person would own 471,699 shares of the Issuer's common stock.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person intends to hold the shares of Issuer's common stock for investment purposes, and not for the purpose of acquiring control of the Issuer. The Reporting Person intends to acquire additional shares of the Issuer's common stock from time to time, provided such acquisition is economical in the discretion of the Reporting Person based on the price of such shares.

     The Reporting Person has been named as President of the Issuer. The Reporting Person has no plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (c) any change in the present board of directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the charter, bylaws or instruments corresponding thereto of the Issuer, or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (The number of issued and outstanding shares of the Issuer's common stock upon which the various percentages set forth in this statement on
Schedule 13D are based does not include any outstanding securities convertible into the Issuer's common stock or any shares of common stock of the Issuer subject to outstanding options.)

     (a) and (b) On September 30, 1997, the Reporting Person has acquired 67,381 shares of the Issuer's common stock and is the beneficial owner of these shares. These shares represent 9.70% of approximately 694,577 shares of the Issuer's common stock issued and outstanding as of September 30, 1997.
 In addition, on this date, the Reporting Person contingently agreed to acquire 404,288 shares of the Issuer's common stock, or 58.20 percent of approximately 694,577 shares of the Issuer's common stock issued and outstanding as of September 27, 1997. After a closing of this second acquisition, under the terms and conditions contained in the Stock Purchase Agreement, the Reporting Person will have the sole power to vote or to direct the voting of all of these shares of common stock reported as owned beneficially by him.

     (c) On September30, 1997, the Reporting Person commenced acquiring shares of the Issuer's common stock, and on this date the Reporting Person became the beneficial owner of five percent or more of the Issuer's outstanding common stock. Following is a list of the Reporting Person's acquisitions of the Issuer's common stock on a consolidated basis, including the date, number of shares and total cost:

                                                  Shares Sold       Shares Sold on Closing of
                Sellers                        September 30, 1997    Stock Purchase Agreement    Shares in Total

                                               Number of    Total     Number of    Total       Number of      Total
                                                Shares      Price       Shares     Price        Shares        Price
Anthony J. Nicoli Trust                            714     $  5,298      4,286   $   31,804       5,000    $   37,102
1978 Nicoli Children's Trust                    15,006     $111,352     90,036   $  668,108     105,042    $  779,460
A. J. Nicoli Charitable Foundation              13,291     $ 98,626     79,743   $  591,729      93,034    $  690,355
1974 Nicoli Children's Trust (Joseph Nicoli)     5,574     $ 41,362     33,447   $  248,192      39,021    $  289,554
1974 Nicoli Children's Trust (Susan Walker)      5,574     $ 41,362     33,447   $  248,192      39,021    $  289,554
1974 Nicoli Children's Trust (Toni Jo Nicoli)    5,575     $ 41,369     33,447   $  248,192      39,022    $  289,561
Jennifer J. Fisher Trust                         8,786     $ 65,196     52,714   $  391,162      61,500    $  456,358
Jennifer J. Walker Trust                         5,002     $ 37,117     30,012   $  222,703      35,014    $  259,820
Shawn D. Walker Trust                            7,859     $ 58,318     47,156   $  349,918      55,015    $  408,236

     TOTALS                                     67,411     $500,000    404,288    3,000,000     471,669    $3,500,000

     (d) and (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person has entered into an agreement ("Stock Purchase Agreement"). Pursuant to the terms of the Stock Purchase Agreement, the Reporting Person acquired and conditionally agreed to acquire certain shares of the Issuer's common stock. As set forth in the Stock Purchase Agreement, the Reporting Person's purchase of 404,288 shares of the Issuer's common stock is contingent upon the fulfillment (or waiver) of several conditions including (a) the Issuer's consummation of amendment to the Issuer's Concession Contract with the United States, Department of the Interior, National Park Service ("Park Service"), (b) approval of the Park Service of the actions set forth in the Stock Purchase Agreement, (c) employment of Mr. Walker and Mr. Michael P. Perikly as officers of the Issuer, and (d) certain other conditions.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Stock Purchase Agreement.

                                   SCHEDULE 13D
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     October 7, 1997

                                         ROBERT L. WALKER


                                         By:   /s/ Robert L. Walker
                                             -------------------------------
                                             Name:     Robert L. Walker
                                                   -------------------------

                               EXHIBIT TO SCHEDULE 13D

                               STOCK PURCHASE AGREEMENT

         This Stock Purchase Agreement ("Agreement") is entered into between and among William S. Levine and F. Ray Evarts, Co-Trustees of the Anthony J. Nicoli Trust dated August 25, 1992, the 1978 Nicoli Children's Trust dated November 3, 1978, the A. J. Nicoli Charitable Trust dated September 11, 1968, the 1974 Nicoli Children's Trust dated December 12, 1974, the Jennifer J. Fisher Stock Trust dated December 27, 1976, the Jennifer J. Walker Trust dated December 31, 1972, and the Shawn D. Walker Trust dated December 31, 1992 ("Sellers") and Robert L. Walker ("Purchaser").

                                      RECITALS:

    A.   Purchaser is an individual and resident of the State of Arizona.

    B. Sellers own in the aggregate 471,669 outstanding common shares (the "Shares") of International Leisure Hosts, Ltd., a Wyoming corporation (the "Company"). The Company is a reporting company under the Securities and Exchange Act of 1934 and its shares are traded in the over the counter market on the NASDAQ Bulletin Board under the symbol "ILHL."

    C. Purchaser desires to acquire and Sellers desire to sell the Shares on the terms and conditions set forth below.

         NOW, THEREFORE, in consideration of the foregoing recitals and the covenants contained in this Agreement, the parties agree as follows:

    1. PURCHASE OF SHARES. Sellers agree to and concurrently herewith have sold and delivered to Purchaser one or more share certificates representing in the aggregate 67,381 Shares endorsed in favor of Purchaser or accompanied by one or more fully executed stock powers in favor of Purchaser, free and clear of all liens and encumbrances, and Purchaser agrees to and hereby has concurrently purchased from each of the Sellers the number of Shares set forth opposite each such Sellers name on Column 1 of Schedule A hereto for the price for such Shares set forth on such Schedule representing an aggregate purchase price of $500,000, and Sellers acknowledge receipt of such purchase price. At the Closing (as defined below), each of the Sellers shall sell to Purchaser and Purchaser shall purchase from each of the Sellers, the number of Shares set forth opposite such Seller's name on Column 2 of Schedule A hereto, for the price for such Shares set forth on such Schedule, representing an aggregate additional purchase price of $3,000,000 (the "Additional Purchase Price").

    2. PAYMENT TERMS. The Additional Purchase Price shall be payable at the Closing in the form of a wire transfer of funds to the account of the several Sellers made in accordance with written wiring instructions to be provided to Purchaser by Sellers at or prior to the Closing.

    3. THE CLOSING. The Closing of the transaction contemplated by this Agreement (the "Closing") shall be held at the offices of PNI, Inc., 3207 South Hardy Drive, Tempe, Arizona 85282, ten business days after the conditions set forth in Sections 4 and 5 shall have been fulfilled, or at such other place and time as shall be agreed upon in writing by the parties. At the Closing, Sellers and Purchaser shall each deliver the following:

         3.1  Sellers shall deliver:

              3.1.1 One or more share certificates representing in the aggregate 404,288 Shares endorsed in favor of Purchaser or accompanied by one or more fully executed stock powers in favor of Purchaser free and clear of all liens and encumbrances; and

              3.1.2 Evidence reasonably satisfactory to Purchaser that all conditions precedent to Purchaser's obligations hereunder have been fulfilled.

         3.2  Purchaser shall deliver:

              3.2.1 Upon receipt of the Shares in accordance with Section
3.1.1 hereof, cash in the amount of the Additional Purchase Price, in accordance with Sections 1 and 2 hereof.

              3.2.2 Evidence reasonably satisfactory to Sellers that all conditions precedent to Sellers' obligations hereunder have been fulfilled.

    4. CONDITIONS PRECEDENT TO SELLERS' OBLIGATIONS. All obligations of Sellers hereunder are subject, unless waived by Sellers, to the fulfillment of each of the following conditions at or prior to the Closing, and Purchaser shall exert best efforts to cause each such conditions to be so fulfilled;

         4.1 All representations and warranties of Purchaser shall be true and correct in all materials respects when made and shall be deemed to have been made again at and as of the date of the Closing.

         4.2 All covenants, agreements and obligations required by the terms of this Agreement to be performed by Purchaser at or before the Closing shall have been duly and properly performed in all material respects.

         4.3 Purchaser shall have complied with all applicable state and federal securities laws relating to the consummation of the transaction contemplated by this Agreement.

         4.4 The Company shall have reached a written agreement with the United States Department of the Interior, National Park Service, amending Exhibit E of the Concession Contract (Contract CC-JODR002-92 Execute) and such amendment shall be mutually agreeable to both Seller and Purchaser.

         4.5 The Sellers shall have received approval of the United States Department of the Interior, National Park Service, of the actions called for in this Agreement including the conveyance of the Shares from the Sellers to the Purchaser as called for in Section 13 of the Concession Contract.

    5. CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS. All obligations of Purchaser hereunder are subject, unless waived by Purchaser, to the fulfillment of each of the following conditions at or prior to the Closing, and Sellers shall use their best efforts to cause each such condition to be so fulfilled:

         5.1 All representations and warranties of Sellers contained herein or in any document delivered pursuant hereto shall be true and correct in all material respects when made and shall have been deemed to have been made again at and as of the date of the Closing.

         5.2 All covenants, agreements and obligations required by the terms of this Agreement to be performed Sellers at or before the Closing shall have been duly and properly performed in all material respects.

         5.3 The Company shall have reached a written agreement with the United States Department of the Interior, National Park Service, amending Exhibit E of the Concession Contract (Contract CC-JODR002-92 Execute) and such amendment shall be mutually agreeable to both Sellers and Purchaser.

         5.4 The Sellers shall have received approval of the United States Department of the Interior, National Park Service, of the actions called for in this Agreement including the conveyance of the Shares from the Sellers to the Purchaser as called for in Section 13 of the Concession Contract.

         5.5 The Company's Board of Directors shall employ Robert L. Walker as the Company's President and Michael P. Perikly as the Company's Treasurer and such individuals shall continue to serve as such corporate officers from the date of this Agreement until Closing, provided, however, that without prior consultation with and the agreement of William Levine and F. Ray Evarts or their designee, neither of Messrs Walker or Perikly shall take any action relating to: capital improvements involving, with respect to any one project, in excess of $25,000; any matter relating to the amendment, interpretation or enforcement of the Company's license from the National Park Service; the hiring or firing of any key supervisor; or any matter not in the ordinary course of business of the Company which could have a material adverse effect on its operations if the transaction contemplated hereby is not consummated.

        5.6 Since the execution date and prior to the Closing of this Agreement, there shall have been no material changes in federal, state or local law nor litigation that adversely impacts the financial condition of the Company.

         5.7 Seller and Company shall have complied with all applicable state and federal securities laws relating to the consummation of the transaction contemplated by this Agreement.

    6.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF PURCHASER.
Purchaser represents, warrants and covenants to Sellers as follows:

         6.1 Purchaser has all necessary power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement.

         6.2 Purchaser is acquiring the Shares for investment and not with a view to, or for resale in connection with, any distribution.

         6.3 Purchaser shall comply with all applicable state and federal securities laws relating to the transaction contemplated by this Agreement.

    7. REPRESENTATIONS, WARRANTIES AND COVENANTS BY SELLERS. Sellers severally represent and warrant to Purchaser as follows:

         7.1 The Sellers, as Trustees of each of the several Trusts, hold legal title to the respective number of Shares set forth opposite such Seller's names as such Trustees in Schedule A hereto.

         7.2 Sellers are duly appointed as Co-Trustees of the Trusts referenced above and possess the right, power, legal capacity and authority to enter into and perform their obligations under this Agreement and that the execution, delivery and performance of this Agreement and all documents to be executed pursuant hereto by Sellers as of the Closing will be duly authorized by the Probate Court of Maricopa County, Arizona, if necessary, except for the approval of the United States Park Service, National Park Service, if required, no approval or consent of any person other than Sellers will be necessary in connection therewith. Subject to such approval, this Agreement and all documents executed by Sellers pursuant hereto shall be legal, valid and binding obligations of each such Seller fully enforceable against such Seller in accordance with their respective terms, provided, however, that in the event that the sale contemplated hereby is consummated, the liability of the Sellers as Trustees of any individual Trust shall be limited to the amount of the Purchase Price received by such Trust.

         7.3  NO BREACH.     The execution, delivery and performance of this
Agreement by Sellers will not constitute a breach of, or constitute a default (or event which, with or without notice or lapse of time would constitute a default by Sellers) under any contract or agreement to which Sellers are a party or by which any of the trusts or their property are bound, except for such defaults or breaches as shall not in the aggregate have a materially adverse effect upon Purchaser or deprive Purchaser of the benefit of his bargain hereunder.

         7.4 Sellers have all necessary power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement.

         7.5 Sellers shall comply with all applicable state and federal securities laws relating to the transaction contemplated by this Agreement.

         7.6 That attached hereto as Schedule B is a complete list of the material contracts of the Company.

    8. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties of the parties shall survive the execution and delivery of this Agreement and the Closing for a period of one year.

    9.   TERMINATION.   The Agreement shall be terminated without liability
on the part of any party hereto if any of the conditions specified in Sections 4.4, 4.5, 5.3 and 5.4 shall not be satisfied by March 31, 1998, unless such date shall be extended by the agreement of the parties.
Purchaser shall have the option, in the event of termination, for a period of two years from the date of termination, to include the Shares purchased under
Section 1 hereof with the later sale of any Shares owned by Seller.

    10.  SUCCESSORS.    This Agreement  shall  inure to the benefit of the
parties hereto and their respective heirs, successors and assigns.

    11. SOPHISTICATED INVESTOR. The Purchaser acknowledges that he is a sophisticated investor, experienced in purchasing businesses and real properties, and that he has recently several times visited the Flagg Ranch in Jackson Hole, Wyoming, the Company's principal asset; has met several times with the officers of the Company and the Sellers and has had an opportunity to question, and has questioned, them with respect of the business and financial condition of the Company; has had an opportunity to examine and has reviewed the books of the Company and the material contracts listed on Schedule B hereto, and is satisfied with such contracts; has received and reviewed the reports filed by the Company with the Securities and Exchange Commission and the Company's recent annual reports; has met with representatives of the National Park Service and has received copies of the Company's contract with the National Park Service dated October 30, 1989, a letter to the Company from the National Park Service, dated July 30, 1997 and Exhibit E thereto, and of other correspondence with the Park Service and, accordingly, acknowledges that in effecting the transaction contemplated hereby he is not relying on estimated financial results, schedules or other financial information supplied to him as part of the Flagg Ranch Village Summary of Operations Package dated March 19, 1997.

    12. ENTIRE UNDERSTANDING. This Agreement, along with any instrument or writing referred to herein, or any document executed in connection with the consummation of the transaction contemplated hereby, constitutes the entire understanding of the parties hereto, each of whom as been represented by competent legal counsel, and have been bargained for and are negotiated agreements that set forth the entire agreement with respect to the terms thereof and there are no oral or written statements, representations, agreements or understandings that modify, amend or vary, or purport to modify, amend or vary any of the terms of this Agreement or any instrument or writing referred to herein.

    13. WAIVER AND AMENDMENT. No waiver or amendment of any of the terms and conditions of this Agreement shall be binding or effective for any purpose unless contained in a writing signed by each of the parties to this Agreement.

    14. GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the laws of the State of Arizona.

    15. HEADINGS. The section headings in this Agreement are intended for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

    16. FURTHER ASSURANCES. The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to the other parties such other documents, and (c) to do such other acts, things, all as any other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

     DATED:   September 23, 1997.


                        SELLERS

                        ANTHONY J. NICOLI TRUST


                        By   /s/ WILLIAM S. LEVINE
                             ------------------------------------------------
                                 William S. Levine, Co-Trustee

                        By   /s/ F. Ray Evarts
                             ------------------------------------------------
                                 F. Ray Evarts, Co-Trustee


                        1978 NICOLI CHILDREN'S TRUST


                        By   /s/ William S. Levine
                             ------------------------------------------------
                                 William S. Levine, Co-Trustee

                        By   /s/ F. Ray Evarts
                             ------------------------------------------------
                                 F. Ray Evarts, Co-Trustee


                        A. J. NICOLI CHARITABLE TRUST


                        By   /s/ William S. Levine
                             ------------------------------------------------
                                 William S. Levine, Co-Trustee

                        By   /s/ F. Ray Evarts
                             ------------------------------------------------
                                 F. Ray Evarts, Co-Trustee


                        1974 NICOLI CHILDREN'S TRUST


                        By   /s/ William S. Levine
                             ------------------------------------------------
                                 William S. Levine, Co-Trustee

                        By   /s/ F. Ray Evarts
                             ------------------------------------------------
                                 F. Ray Evarts, Co-Trustee

                        JENNIFER J. FISHER STOCK TRUST


                        By   /s/ William S. Levine
                             ------------------------------------------------
                                 William S. Levine, Co-Trustee

                        By   /s/ F. Ray Evarts
                             ------------------------------------------------
                                 F. Ray Evarts, Co-Trustee


                        JENNIFER J. WALKER TRUST


                        By   /s/ William S. Levine
                             ------------------------------------------------
                                 William S. Levine, Co-Trustee

                        By   /s/ F. Ray Evarts
                             ------------------------------------------------
                                 F. Ray Evarts, Co-Trustee


                        SHAWN D. WALKER TRUST


                        By   /s/ William S. Levine
                             ------------------------------------------------
                                 William S. Levine, Co-Trustee

                        By   /s/ F. Ray Evarts
                             ------------------------------------------------
                                 F. Ray Evarts, Co-Trustee


                        PURCHASER


                             /s/ Robert L. Walker
                             ------------------------------------------------
                                 Robert L. Walker